F-Secure

04010605

82-5035

March 3rd 2004

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 15 2004 WASH. D.C. 187 SECTION

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator
PP. Henrietta Malmari

dlw 3/16

 F-SECURE

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE March 1, 2004

F-Secure Warns on the outbreaks caused by a "Virus Weekend"

Two new versions of Netsky and five new versions of Bagle found since Friday

Virus writers have been busy over the last days, with two new variants of the Netsky worm and five new variants of the Bagle worm found since Friday the 27th of February. Out of these worms, Netsky.D - found on Monday the 1st of March - is the most widespread.

The Netsky virus family consists of fairly simple Windows worms, which spread over email. Apart from spreading aggressively by sending infected PIF attachments around they do very little. The only unusual feature is that Netsky.D will start to play a loop of random beeps from the PC speaker on the morning of Tuesday the 2nd of March.

"We believe the reason for Netsky.D spreading so fast is because it was apparently spammed to a large amount of email addresses during Monday", says Mikko Hypponen, Director of Anti-Virus Research at F-Secure. "If it continues spreading at these levels it might go on to break the previous records set by Mydoom.A and Sobig.F", he continues.

F-Secure raised Netsky.D to F-Secure Radar Level 1 Alert during Monday. Level 1 is the highest alert level.

All the new Bagle variants known as Bagle.C, .D, .E, .F and .G were found during the weekend. The original Bagle.A (also known as Beagle) is a Windows email worm that was first discovered on January 18th, 2004, and became globally widespread in just 24 hours.

All the five new versions of Bagle seem to be written by the same virus author. "It seems the writer is waging a virus war", says Hypponen. "Apparently he has been monitoring closely how quickly the antivirus vendors have released detections, then made the necessary alterations to avoid detection and released new versions immediately", he continues.

F-Secure raised Bagles to F-Secure Radar Level 2 Alert during the weekend.

Bagle.F and .G have an interesting feature in them. Both of them send infected files inside ZIP archives encrypted with a password that is mentioned in the email message. The ZIP itself is variable, as the EXE inside has a random part in it. Most probably the virus this way tries to bypass detection of gateway and server scanners, which might not be able to decrypt such archives.

In addition to this feature, Bagle.F uses deceiving icons for the infected attachments that look like folders, and thus may seem harmless to the end user.

Pictures of the Bagle folder icons can be seen in the F-Secure Weblog, which follows developments on these new viruses. Also a recording of the beep sound loop played by Netsky.D can be downloaded from the weblog which is available at: http://www.f-secure.com/weblog/.

F-Secure Anti-Virus can detect and remove all the new Netsky and Bagle variants. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com.

F-Secure has also released free tools, which can be used to remove Bagle or Netsky from infected systems. The tools can be downloaded through the F-Secure Virus Information Center at http://www.f-secure.com/v-descs/

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information, please contact:

F-Secure Corporation
Mikko Hypponen, Director, Anti-Virus Research
Tel. +358 9 2520 5513
Email: mikko.hypponen@f-secure.com

Mikael Albrecht, Product Manager
Tel +358 40 550 9349
Email: mikael.albrecht@f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE February 24, 2004

F-Secure Corporation Joins Microsoft in Antivirus Collaboration Service

Helsinki, February 24, 2004 - F-Secure Corporation today announced that it has joined the Virus Information Alliance (VIA). VIA is a virus information sharing program that now includes ten industry leading anti-virus vendors and Microsoft Corp.

The purpose of this alliance is to help Microsoft to provide its customers relevant and timely information about the latest virus threats affecting Microsoft technology. The programme was initiated in May 2003 and proven its place as an effective forum for sharing technical and communications-related information about viruses and worms.

In future virus outbreaks F-Secure Corporation will share important technical information with Microsoft regarding newly-discovered viruses and worms. The information will include details about how a new attack is propagated, what targets are being attacked, and how customers can reduce exposure and minimize impact.

"As viruses and malicious code are more and more complex and spread faster and faster, it is of utmost importance to alert the computer users on time," said Ari Hypponen, Chief Technology Officer at F-Secure Corporation. "As a member of the VIA, we will be working with Microsoft and others to provide relevant data that helps educate and ultimately protect Microsoft's customers against the emerging Internet threats," Mr. Hypponen continued.

"It's important for our customers to be able to quickly obtain information about virus threats," said Mark Miller, security incident response manager at Microsoft. "We're pleased to join forces with F-Secure and other VIA members to provide accurate and timely security information to help protect customers."

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, please contact:

Finland:

F-Secure Corporation
Ari Hypponen, Chief Technology Officer
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 5511
Fax. +358 9 2520 5018
Email: ari.hypponen@f-secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem,
100 Century Center Court, Suite 700
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email heather.deem@f-secure.com

http://www.f-secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE

FOR RELEASE February 24, 2004

F-Secure expands its business on the Hungarian market

A new data security service - named Axelero Internet Biztonság – has been introduced on the Hungarian market by Axelero Internet and F-Secure Corporation. The service is based on F-Secure's Security as a Service concept, which includes automatic data security updates directly from F-Secure's hosting centers. This is a unique and first of its kind service offering in the Hungarian market and will be offered for every new and existing Axelero customer.

Exponential growth of Internet security threats, like new viruses, worms and Trojans as well as hacking attacks, has dramatically increased the interest in easy-to-use and automatic security solutions. Especially home users and small offices need security, but do not have the time, know-how or the resources to keep their systems up to date and protected. They need automated security that is offered as a service. F-Secure Personal Express, a turnkey solution, provides automated security services that can be combined with the operator's existing service portfolio. The built-in customization and branding support allows the service providers to bring the services into the market under their own brands.

Axelero Internet Biztonság service provides a simple and complete security solution at every computer and workstation to home users and for small and medium size companies.

"Partly due to the development of the broadband access service penetration, there is a clear need to provide data security to the residential customers in Hungary. We are happy to provide the first security services on the Hungarian market with Axelero Internet and will further develop our offering together with them," says Kimmo Alkio, Chief Operating Officer of F-Secure Corporation.

F-Secure's security solutions as a subscription service are provided by the leading Telco operators and ISPs across Europe: Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Glocalnet in Sweden, Elion Enterprices in Estonia, TDC in Denmark, Bluecom in Norway, Czech Telecom in Czech Republic and Elisa Oyj in Finland.

For more information on F-Secure's Security as a Service, please visit http://www.f-secure.com/products/pex

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE

FOR RELEASE February 17, 2004

New Bagle worm spreading rapidly

F-Secure is warning computer users about the Bagle.B email worm, which is a new variant of Bagle.A. Bagle.A (also known as Beagle) is a Windows email worm that was first discovered on January 17th, 2004, and became globally widespread in just 24 hours. From a technical point of view Bagle.B is quite simple. However, it is spreading rapidly most likely because of its rather innocent-looking mail message, that seems like it would contain an audio file. Another reason for the rapid replication is that the worm was initially mailed to a large number of users in the same way as spam messages. Bagle.B was therefore raised to Radar level 1 alert, which is the highest alert level. This is already the 3rd Radar Level 1 alert in a month, the two previous ones being Bagle.A and Mydoom.A.

The Bagle.B worm contains a backdoor that listens on TCP port 8866. Through this backdoor the worm author can connect to infected machines and execute arbitrary programs on them.

"At this moment it is hard to estimate how much damage this worm will cause", says Mikael Albrecht, the Product Manager at F-Secure. "The backdoor that the worm contains can be very dangerous. It enables the virus author to inject malicious code at a later time. This kind of technique can for example be used to plant spam-rely agents in infected computers", he continues.

Bagle.B spreads via email messages, but unlike the messages sent by its predecessor, these emails have random subjects and attachment names. The mail containing Bagle.B looks like this:

Subject:
ID <random characters>... thanks

Body:
Yours ID <random characters>
--
Thank

Attachment:
<random characters>.exe

To fool the user the worm executable has an icon representing an audio file. When the user clicks on this EXE attachment, the worm will spread further. After this the worm runs the Windows Sound Recorder application.

The worm will collect email addresses aggressively from files in the infected computer. It will search through text- and HTML-files as well as the address book, and send a copy of itself to each address – except to addresses in domains belonging to Microsoft, MSN, Hotmail and AVP.

The worm is programmed to expire on February 25th, 2004. After this date the worm will stop spreading. This is based on the local system date of the infected machine, so the worm will continue to propagate from machines that have their date set wrong. This feature is similar to the one seen in the Sobig virus family. Sobig authors used the expiration date to remove outdated versions from the market in order to release new and improved versions of the worm.

Detailed technical description of the worm as well as screenshots are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/bagle_b.shtml

F-Secure Anti-Virus can detect and remove the Bagle.B worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com. F-Secure has also released a free disinfection tool, which can be used to remove Bagle.B from infected systems.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information, please contact:

Media contact in the USA:
F-Secure Inc.
Heather Deem,
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email: heather.deem@f-secure.com

Finland:
F-Secure Corporation
Mikael Albrecht
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5640
Fax. +358 9 2520 5001
Email: mikael.albrecht@f-secure.com

http://www.f-secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE February 12, 2004

F-Secure Group's Financial Results January 1 - December 31, 2003

Record high anti-virus revenues, 151% growth in service subscriptions through ISPs in Q4, cash flow 3,4 m positive in Q4

Highlights in Q4 2003 and for the full year (unless otherwise stated comparisons made to the same period one year ago):

- Revenues in Q4 10.8 m (increase by 10%), for the full year 39.0 m (increase by 1%)
- Anti-virus revenues increased by 40% in Q4 and by 21% in 2003
- Security as a Service business increased by 151% in Q4 and 130% in 2003
- Security as a Service business increased by 38% in Q4 compared to Q3 -11th consecutive quarter with approximately 20% or more growth from the previous quarter in the Security as a Service business
- Encryption business declined by 32% in Q4 and by 27% in 2003
- EBIT 1.3 m positive in Q4 (0.7 m positive), 1.5 m positive for the full year (1.7m negative)
- Due to strong antivirus license and maintenance sales deferred revenues increased by 2m (4Q03 15.2 m, 3Q03 13.3m, 4Q02 13.2m)
- Cash flow 3.4 m positive in Q4, 5.3 m positive for the full year
- Profit Before Tax 3.5 m positive in Q4 (0.9 m positive), for the full year 4.3 m positive (0.9 m negative)

Business In Brief

The business areas of the Group are content security and encryption. Within content security (anti-virus, firewall, intrusion prevention, anti-spam, application control, parental control etc.) the Group is active in four different segments: consumer segment, ISP channels, corporate market and the emerging wireless security market.

The content security business continued to grow strongly and it accelerated towards the end of the year. The success was due to good development with European channels both in consumer and

business segments, continuing success with Security as a Service offering through operators, and to the Group's quality products and leading anti-virus laboratory. Encryption revenues were moderate with a slight decrease from Q3 revenues, but a clear decrease from the previous year. Maintenance and support sales remained at a good level.

For the 4th quarter of 2003, F-Secure reported revenues of 10.8 million euros. This represents an increase of 7% from the previous quarter and an increase of 10% from the fourth quarter of 2002. For the full year 2003 revenue was 39.0 million euros, representing an increase of 1% from 2002.

Due to strong sales in the last quarter the Group's deferred revenues increased by 2 million in 2003 (1.7m in 2002) ending up to 15.2m in the balance sheet at the end of the year (13.2m a year ago, 13.3m at the end of 3Q03). Growth of deferred revenues reflects the strong growth of anti-virus sales.

The operating result improved and was EUR 1.3 million positive for the fourth quarter (0.8m positive in 3Q03 and 0.7m positive in 4Q02). For the full year of 2003 the operating result was EUR 1.5 million positive (1.7m negative in 2002).

The anti-virus business performed well with an annual growth of revenues of 21% in 2003 with most of the growth occurring during the latter half of the year. The number of anti-virus service subscriptions continued to show excellent growth and related revenues grew by 130% compared to 2002. The encryption business declined by 27% in 2003 compared to one year ago.

Handheld and wireless security threat awareness increased during the quarter. However, the overall demand for security applications in handheld devices has continued low and the revenues were still fairly small. During the year, the Group gained nine operator customer relationships on three continents with its F-Secure Mobile Filter product.

The competitive situation in the anti-virus business remained mostly unchanged. Price pressures decreased in some market segments while some other segments continued to exhibit signs of price pressure. Overall, the price pressure remained at customary levels. The Group has approximately 10 competitors in the market. The Group continued to balance its activities to reflect the current business climate without compromising future growth. Investments in sales and marketing were increased during Q4 to reap benefit from the slightly improved business conditions. The Group has also started an awareness campaign to promote the company as a leading vendor for security solutions, as discussed below in "Future Outlook".

The Group decided to double the planned personnel bonuses as a sign of appreciation due to exceptional performance in the latter half of the year. The cost impact of bonuses is 200 k. The total fixed expenses increased and were 8.9 m in the last quarter (compared to 8.1 m in 3Q03 and 8.5 m in 4Q02).

The Group has maintained a strong focus on further improving its customer advocacy processes and systematically following customer satisfaction. In the annual customer satisfaction survey made during Q3 2003 the general satisfaction index was at 4.3 (on a scale from 1 to 5), and the key anti-virus products and their update service both received a rating of 4.4. Customer satisfaction in technical services was temporarily hampered by the high amount of support requests during the wide virus outbreaks towards the end of the year.

The geographical breakdown of revenues was as follows (compared to the year 2002): Nordic Countries 33% (33%), Rest of Europe 35% (28%), North America 21% (31%), and Rest of the World 11% (8%). Anti-virus business represented 70% (58%) of the revenues, while encryption represented 29% (40%), and other products 1% (2%).

Security as a Service

The Security as a Service business (service subscriptions through ISPs) grew strongly. 4Q03 was the 11th consecutive quarter with approximately 20% quarterly growth in this business area. In the fourth quarter service subscriptions accounted for 16% of anti-virus revenues and annual growth was 151% compared to the fourth quarter last year and 38% compared to previous quarter.

The key Security as a Service partners were Deutsche Telekom in Germany , Wanadoo in France

and TeliaSonera in the Nordic countries. In Q4 the Group announced partnerships with Czech Telecom (Czech Republic), TDC Cable (Denmark) and BlueCom (Norway) and a new service with TeliaSonera Finland directed to Small Businesses. The total number of announced Service Provider partnerships is currently 20.

Key customers and partners

During 2003, the Group announced customer relations with, among others, Saudi Aramco, Microsoft MSN, Alma Media, The Finnish Parliament, New York Metropolitan Transit Authority, Elopak, BASF, Mizuho Bank, Tokyo Metropolitan Government and Honda. Also, the Group has built customer relationships with 90% of all United States Government agencies with its encryption products.

During 2003 the Group put more emphasis on the consumer market and launched its first ever campaign to the retail market in cooperation with WSKA (a re-publisher headquartered in France) in Germany, France and the UK. Still the Group's main focus remains on one hand, on business customers through security systems integrators and value added resellers and on the other hand, on consumers and small businesses through service providers.

Product Leadership

In September 2003 F-Secure launched a new product: F-Secure Anti-Virus Client Security for corporate markets. It received many good reviews and awards in the press and independent product tests, including the Editor's Choice award from PCPlus Magazine in the UK, Checkmark Levels 1 and 2 in the West Coast Labs virus tests, Network Computing magazine and Cnet.com product reviews. The most important technology certifications were granted for F-Secure Linux products by SuSE and Red Hat.

The Group's newest product releases have continued to enjoy success in the industry press. F-Secure Internet Security 2004 product received a large amount of highly positive reviews at the end of the year by PC magazines in the UK, Germany and Sweden while F-Secure Anti-Virus Total Suite and F-Secure Radar were appraised by InformationWeek magazine.

The Group released the F-Secure Mobile Filter and the F-Secure Mobile Service Platform products during 2003. F-Secure Mobile Filter is targeted at operators and service providers to filter wireless content to prohibit the transfer of malicious and inappropriate Java applications to mobile phones. F- Secure Mobile Service together with F-Secure anti-virus for handheld devices offers protection against viruses in mobile phones.

Personnel and Organization

The Group's personnel was 283 at the end of the year (306 at the end of 4Q02).

At the end of the year, the Group's Executive Team consisted of the following persons: Mr. Risto Siilasmaa (President & CEO), Mr. Kimmo Alkio (COO), Mr. Travis Witteveen (Vice President, North America), Mr. Pirkka Palomäki (Vice President, R&D), Mr. Seppo Rantanen (Director, Human Resources) and Mr.Taneli Virtanen (CFO).

Financing

The Group's financial position remained strong throughout the year. The Group's equity ratio on December 31, 2003, was 78 % (73% on December 31, 2002). Financial income was 1.1m for the year 2003 (0.8m in 2002).

Cash flow was 3.4 m positive for the fourth quarter and 5.3 m positive for the full year 2003. The liquid assets of the Group were 39.5 m on December 31, 2002 (36.1 m on September 30, 2003 and 34.4 m on December 31, 2002).

The change in the USD-EUR exchange rate had a negative effect on the 2003 revenues and results.

Investments

In 2003, the Group's investments were 0.6 m (1.2 m in 2002). The investments consisted mainly of IT hardware and software.

Shares, Shareholders' Equity, and Option Programs

During 2003, a total of 2,581,699 new F-Secure Corporation shares were entered into the Trade Register. They were subscribed with the Warrants attached to the F-Secure Option Programs. As a result of the subscription, the Shareholders' Equity was increased by EUR 25,816.99.

Furthermore, in January 2004, a total of 209,775 F-Secure shares were subscribed to with the B warrants and 68,035 F-Secure shares with the C warrants attached to the F-Secure 1998 Warrant Plan. The issue of the 1998 Warrant Plan was approved by the Annual General Meeting of April 30, 1998, respectively.

In aggregate the number of shares was increased by 277,810. The corresponding increase in the share capital, in total EUR 2,778.10 was registered in the Finnish Trade Register on January 15, 2004.

As a result of the increases, the share capital of F-Secure currently is EUR 1,468,109.14 and the total number of shares is 146,810,914. The corresponding number of shares fully diluted would be 163,230,484 including all stock option programs.

Trading with the A1-warrants of F-Secure Corporation 2002 Stock Option Plan started on the Helsinki Exchanges on November 14, 2003. The number of these warrants is 412,334 and subscription price is EUR 0.60/ share.

In March the Annual General Meeting accepted the Board proposal to authorize the Board, during the period of one year from the date of the shareholders' meeting, to decide on an increase of the share capital of the company by one or more new share issues or by launching one or more convertible bonds or option loans or option rights. As a result of such share issues, option loans, option rights or convertible loans, the share capital of the company may be increased by a maximum of 280,000 euros. The maximum number of new shares to be issued is 28,000,000. To the extent the authorization is used to create incentive systems for the personnel of the Group, the share capital may increase by a maximum of EUR 70,000, in which case a maximum amount of 7,000,000 shares may be issued. The authorization remains fully unused.

IAS/IFRS Reporting

F-Secure plans to publish Financial Statements in accordance with the IAS/IFRS for 2005. The preparations have progressed according to plan. During 2004, the Group will produce comparison data according to IAS/IFRS for 2005.

Relating to IFRS, the Company has changed the accounting principles for the mandatory provision of warranties in the current closing. The other major IFRS changes are related to the possible capitalizing of the product development and to the costs of granted options. Currently, all product research and development are expensed immediately.

Changes in royalty income during 2003

After the expiration of the three-year exclusivity at the end of September 2003 between the Group and SSH Communications Limited, SSH Communications has ceased to pay royalties to the Group. F-Secure will continue its F-Secure SSH business normally on a non-exclusive basis and will continue to benefit from the leading market position achieved over the last five years.

The Group announced a deal with Pointsec Mobile Technologies for exclusive rights to sell and develop the Group's FileCrypto product family. Remuneration has taken place during Q4 as down payment and will continue as sales based royalties from now on. Pointsec will also represent the Group's anti-virus solutions to its customer base.

Dispute with SRV Viitoset

After the reporting period, F-Secure Corporation has been served summons that SRV Viitoset OY has submitted to Helsinki District Court on December 31, 2003. This is related to a dispute concerning the construction work done to the Group's headquarter building. The claim is approximately 800,000 euros. In F-Secure's opinion the work under dispute is covered by the original rental agreement.

Future Outlook

The Group's competitive edge going forward lies in its capability to bundle the different aspects of content security (anti-virus, firewall, intrusion prevention, anti-spam, application control, parental control etc.) in a highly automated and easy-to-use way and to combine this with sales and marketing activities to all relevant end user segments. Anti-virus alone is becoming inadequate against the increasingly complex threats.

The key business goal is to grow the content security business faster than the industry in the Group's key market areas and continue capitalizing on the Security as a Service opportunity in selected territories. The operational focus is on Europe, the Group's home market. Marketing campaigns will continue to promote the importance of all-encompassing content security and underline the richness of the Group's offering in that field.

The mobile security space is expected to wake up during 2004 through increased operator awareness in mobile security issues. The encryption business is expected to decline slightly from 2003 levels.

The management expects improvement in EBIT for the full year 2004 compared to 2003. The second half-year is expected to be stronger than the first following traditional market seasonality. 1H2004 revenues are estimated to be around 20m and 1Q04 revenues at 9.5m, with an error margin of +- 10%. The second quarter is typically stronger than the first one.

The estimates are based on the sales pipeline at the time of publishing, existing subscriptions and support contracts, previous experience on the annual sales pattern and a EUR/USD exchange rate of 1.25.

The Group is prioritizing growth before profitability and it will maintain the increased level of activities in sales and marketing. Costs are expected to remain at current level though the revenues during 1Q04 are expected to decline from 4Q04. Fixed costs are estimated to be around 9m per quarter during 1H2004

Proposals of the Board to the Annual General Meeting

1. Dividend proposal

The Board proposes not to issue a dividend for the year 2003 and to match the profit against retained earnings.

2. Authorization to increase the share capital

An Authorization of the Board of Directors to decide, within one year of the registration of the resolution of the General Meeting, on an increase of the Company's share capital in one or more issues of new shares, option loans, option rights, or one or more issues of convertible loan warrants. The share capital can be increased by a subscription or a conversion for up to 280,000 euros. To the extent the authorization is used to create incentive systems for the personnel of the Group, the share capital may be increased by a maximum of EUR 70,000, in which case a maximum of 7,000,000 shares may be issued. At the same time, the Board of Directors proposes to cancel the previous authorization.

3. Matching returned earnings from share premium

The Board proposes to match returned earnings from share premium.

4.Updating Articles of Association

The nature of the proposed changes is technical and related to schedules to match the latest changes in corporate law. It is also proposed that company's web pages would be the only place to publish the call for shareholders' meeting.

Key figures (audited):

Euro million

Income statement	2003 10-12	2002 10-12	2003 1-12	2002 1-12	Chge %
Revenues	10.8	9.9	39.0	38.5	1
Cost of revenues	1.1	0.9	4.4	4.6	-5

F-Secure Corporation | PL 24 | Tammasaarenkatu 7 | FIN-00181 Helsinki | Finland | Tel. +358 9 2520 0700 | Fax +358 9 2520 5001

www.f-secure.com | VAT Reg. No: FI07055792 | Business Identity Code 0705579-2 | Registered Office: Helsinki

Gross margin	9.7	8.9	34.6	33.9	2
Sales and marketing*	6.0	5.6	22.3	23.4	-5
Research and development*	2.3	2.3	9.0	9.8	-8
Administration*	0.6	0.6	2.6	2.9	-10
Other operating income	0.5	0.2	0.9	0.4	
Operating result	1.3	0.7	1.5	-1.7	
Financial income and expenses	0.5	0.3	1.1	0.8	
Profit (loss) before extraordinary items	1.8	0.9	2.7	-0.9	
Extraordinary items +/-**	1.7	-	1.7	-	
Result before taxes	3.5	0.9	4.3	-0.9	
Income taxes	-1.1	-0.1	-1.2	-0.1	
Result for the period	2.4	0.9	3.2	-1.0	

*The stock option related social security expenses have had no effect. **The effect of the change in accounting method relevant to IAS/IFRS in mandatory provision for the social security expenses have been recorded as an extraordinary item.

BALANCE SHEET

ASSETS	31/12/2003	31/12/2002
Intangible assets	0.9	1.2
Tangible assets	1.2	1.6
Investments	0.1	0.2
Short-term receivables	12.2	12.5
Cash and bank accounts	39.5	34.4
Total	53.9	49.8

LIABILITIES AND SHAREHOLDERS' EQUITY	31/12/2003	31/12/2002
Total shareholders' equity	30.2	26.8
Mandatory provisions	0.2	1.9
Deferred revenues	15.2	13.2
Other current liabilities	8.3	7.8
Total	53.9	49.8

Cash flow statement	31/12/2003	31/12/2002
Cash flow from operations	5.8	3.9
Cash flow from investments	-0.7	-1.0
Cash flow from financing activities	0.3	0.6
Change in cash	5.3	3.6
Cash and bank at 1 Jan	34.2	30.8
Cash and bank at 31 Dec	39.5	34.4

Key ratios	2003 12 m	2002 12 m
Operating result, % of revenues	3.9	-4.5
ROI, %	11.5	-1.3
ROE, %	7.0	-3.6

Equity ratio, %	78.1	73.4
Debt-to-equity ratio, %	-130.7	-128.1
Earnings per share (EUR)	0.01	-0.01
Earnings per share diluted	0.01	x)
Shareholders' equity per share, e	0.21	0.19
P/E ratio	97.1	-
Investments (Meuro)	0.6	1.2
Contingent liabilities (Me)*	15.4	17.9
Personnel, average	295	315
Personnel, Dec 31	283	306

x) Not given, as the effect of dilution would improve the figure

* Includes the lease responsibility for the facilities at Helsinki High Tech Center

Quarterly development

	1/02	2/02	3/02	4/02	1/03	2/03	3/03	4/03
Revenues	10.0	9.1	9.6	9.9	9.1	9.1	10.1	10.8
Cost of revenues	1.1	1.2	1.3	0.9	1.0	1.1	1.3	1.1
Gross margin	8.8	7.9	8.3	8.9	8.1	8.0	8.8	9.7
Sales and marketing	6.1	6.0	5.6	5.6	5.5	5.6	5.3	6.0
Research and development	2.6	2.5	2.4	2.3	2.3	2.3	2.1	2.3
Administration	0.9	0.8	0.6	0.6	0.7	0.7	0.6	0.6
Other operating income	0.1	0.1	0.1	0.2	0.1	0.2	0.1	0.5
Operating result	-0.7	-1.4	-0.3	0.7	-0.2	-0.4	0.8	1.3
Financial income and expenses	0.1	0.3	0.2	0.3	0.2	0.2	0.2	0.5
Profit (Loss) before extraordinary items	-0.6	-1.1	-0.1	0.9	0.0	-0.2	1.1	1.8

Financial Reporting

A press and analyst conference will be arranged today, February 12, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 15.30 Finnish time (14.30 CET, 1.30 pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/ The Annual Report will be published on March 16. Annual General Meeting will be held on March 24. Quarterly reports for 2004 will be published on April 27 (Q1), August 3 (Q2) and October 26 (Q3). A Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

F-Secure Corporation

Board of Directors

Additional information:
F-Secure Corporation
Risto Siilasmaa, President and CE tel.358 9 2520 5510
Taneli Virtanen, CFO tel.358 9 2520 5655

Press release

F-SECURE

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE February 9, 2004

Authors of Mydoom worm launched yet another attack

New worm tries to loose the evidence

A new network worm known as Doomjuice has been found. This worm is closely associated with the previous Mydoom worms. It infects Windows machines which are already infected by Mydoom.A. On such machines the worm will infect the computer totally automatically – the owner of the computer can be sleeping and still get Doomjuice to his computer. Doomjuice does not spread over email at all.

Doomjuice has launched a world-wide denial-of-service attack against www.microsoft.com – one of the largest websites in the world. Currently www.microsoft.com seems to be operational, but a disruption in service has been noted earlier during Monday the 9th of February.

Doomjuice spreads between computers that are already infected with the Mydoom.A worm. It uses the backdoor installed by Mydoom.A. To locate machines with the backdoor open, Doomjuice scans random internet addresses. When it finds a machine that is infected by Mydoom.A, it sends itself over infecting it with Doomjuice too.

Doomjuice drops the original source code of the Mydoom.A worm in an archive to several folders of infected computers. "This proves to us that Doomjuice and Mydoom.A are written by the same people", comments Mikko Hypponen, Director of Anti-Virus Research at F-Secure. "The source code of Mydoom.A has not been seen circulating in the underground before."

The motivation to distribute source seems to be simple. "The authors know the police is looking for them. And the best evidence against them would be the possession of the original source code of the virus. Before the Doomjuice incident, only the authors of Mydoom.A had the original source code. Now probably tens of thousands of people have it on their hard drive – without knowing it", says Hypponen.

The worm has been programmed to start a distributed denial-of-service attack against www.microsoft.com after the 8th of February, which is when the worm was probably distributed. The attacks will continue forever and will try to overload the website by repeatedly reloading the front page.

Detailed technical description of the worm as well as screenshots are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/doomjuice.shtml

F-Secure monitors the ongoing attacks against www.sco.com and www.microsoft.com by the Mydoom-related viruses in our Weblog: http://www.f-secure.com/weblog/

F-Secure Anti-Virus can detect and stop the Doomjuice and Mydoom worms. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information, please contact:

Finland:
F-Secure Corporation
Mikko Hypponen, Director, Antivirus Research
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Fax. +358 9 2520 5001
Email mikko.hypponen@f-secure.com

Media contact in the USA:
F-Secure Inc.
Heather Deem,
675 N. First Street, 5th Floor
San Jose, CA 95112
Tel +1 408 350 2178
Fax +1 408 938 6701
Email heather.deem@f-secure.com

http://www.f-secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE

FOR RELEASE January 28, 2004

Mydoom email worm already bigger than Sobig

The new worm is now the worst email worm incident in virus history

The Mydoom email worm, which was first found on January 26th, 2004, has already spread more than Sobig.F. The Sobig.F worm spread massively in August 2003 and until now has held the title of the fastest spreading email worm in history. Email worms are currently the most common virus type in the world. Automatic network worms can spread even faster, but they are not nearly as common.

There are three main reasons behind the fast outbreak of Mydoom:

1. Social engineering: the worm masks the infected emails to look like system error messages, prompting people to click on them. Also, some of the infected attachments are inside ZIP archives, which might seem less dangerous to users.

2. Time zones: Unlike most other recent email worm outbreaks, Mydoom was found in the middle of business hours in USA and several large corporate networks got infected immediately.

3. Aggressive collection of email addresses: in addition of sending

itself to email addresses found from users' files, the worm also creates new addresses by guessing common user names and prepending them to domain names of found email addresses. It can also bypass some of the tricks people use to hide their email addresses from spammers.

Although Mydoom (aka Novarg) is now very widespread, it does not pose an immediate threat to infected computers. Mydoom launches a worldwide denial-of-service attack from every infected computer against the website WWW.SCO.COM, which belongs to SCO, a well known Unix vendor. In fact, some have already nicknamed the virus "ScoBig". However, this attack should not affect the rest of the internet.

This attack is programmed to start on Sunday, February 1st, at 16:09:18 UTC. The significance of this exact time is not known. It should also be noted that SCO's web site has suffered from several denial-of-service attacks over the last months, but none of them have been done by using viruses. It's also possible the attack against SCO is just a smokescreen to misdirect attention away from the backdoor component in the virus - which is most likely included in order to facilitate sending of spam email messages.

Current estimates show that currently between 20% - 30% of all email traffic worldwide is generated by this worm. F-Secure is urging especially Internet Security Providers to start dropping infected

emails instead of delivering them to end users. F-Secure is releasing information for ISPs on how to reliably detect infected emails from mail queues with minimum processing power. For details, see the virus description. These solutions are available for free and do not require usage of F-Secure's products.

F-Secure first warned about the Mydoom worm on January 26th , at 23:05 UTC by issuing a F-Secure Radar Level 2 Alert. Three hours later the alert was raised to Radar 1, which is the highest level. F-Secure shipped detection of the virus at 23:09 UTC - in 1 hours 50 minutes from the moment the first sample of the worm was received.

Detailed technical description, removal instructions as well as screenshots of the Mydoom worm are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/novarg.shtml

F-Secure has also released a free tool, which can be used to remove Mydoom from infected systems. The tool can be downloaded from http://www.f-secure.com/v-descs/novarg.shtml

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats, plus for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information, please contact:

Finland:
F-Secure Corporation
Mikko Hypponen, Director, Anti-Virus Research
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Fax. +358 9 2520 5001
Email mikko.hypponen@f-secure.com

http://www.f-secure.com/

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE January 27, 2004

New "Mydoom" worm launching a worldwide attack

F-Secure is warning email users around the world about a new Windows worm which is spreading rapidly. The new worm, known as Mydoom or Novarg, is spreading through email attachments and Kazaa file sharing networks.

The worm has launched a world-wide denial-of-service attack from every infected computer against the website of SCO, one of the largest Unix vendors in the world. However, the WWW.SCO.COM site seems to be still operational.

There's been a lot of discussion about SCO after they claimed last December that the Linux operating system was violating SCO's intellectual property rights in UNIX technology. "There are a lot of kids out there who feel like SCO's attacking them", comments Mikko Hypponen, Director of Anti-Virus Research at F-Secure Corporation. "Apparently someone of them decided that it's ok attack back."

In addition of the denial-of-service attack, the worm also opens up a backdoor to infected computers by listening to TCP port 3176. This way the worm author can gain access to infected computers afterwards.

The emails sent by the worm are fairly random:

From: <random email address>
To: <address of the recipient>
Subject: <random words>

Message body: (several different mail error messages, such as:)

Mail transaction failed. Partial message is available.

Attachment (with a textfile icon): random name ending with ZIP, BAT, CMD, EXE, PIF or SCR extension.

When a user clicks on the attachment, the worm will start Notepad, filled with random characters and it will immediately start to spread further.

Detailed technical description of the worm as well as screenshots are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/novarg.shtml

F-Secure Anti-Virus can detect and stop the Mydoom worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

F-Secure will also be releasing a free tool which can be used to remove Mydoom from infected systems.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in France, Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licencing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia.

For more information, please contact:

F-Secure Corporation
Mr. Mikko Hypponen, Director, Anti-Virus Research
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Fax +358 9 2520 5001
Email: mikko.hypponen@f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE January 19, 2004

Bagle worm spreading around the world

F-Secure has been monitoring a new Windows email worm over the last 24 hours. During this time this new worm, known as Bagle or Beagle, has spread worldwide. Right now home and corporate users are more likely to get hit by Bagle than by any other worm.

As a worm, Bagle is fairly simple: it spreads via email messages, which always look the same. The emails always have a subject field "Hi" and contain an EXE attachment with a calculator icon.

"A big percentage of companies nowadays filter executable email attachments", comments Mikko Hypponen, Director of Anti-Virus Research at F-Secure Corporation. "However, apparently that percentage is not big enough".

The emails sent by the worm look like this:

From: <random email address>
To: <address of the recipient>
Subject: Hi

Test =)
<random characters>
--
Test, yep.

Attachment (with a Calculator icon): <random characters>.EXE

Note to editors: A picture of an infected email is available from F-Secure website.

When a user clicks on the EXE attachment, the worm will spread further. After this the worm run the Windows Calculator application, apparently in order to fool the user.

The worm will collect email addresses aggressively from all local and network drives. It will search through every text and HTML file as well as address book files and send a copy of itself to each address – except to addresses of Microsoft, MSN or Hotmail. Apparently the aggressive address collection is the key reason why the virus has been successful although the email sent by it doesn't look too smart.

Bagel worm contains a backdoor that listens on a TCP port 6777. Through this backdoor the worm author can connect to infected machines and download and execute arbitrary programs on them. Virus author can find the infected machines as they report themselves by requesting a specific file from hacked websites.

"It seems perfectly possible that Bagle is yet another worm written by spammers", says Mikko Hypponen. "This way, they could first infect a large amount of computers. When they have enough, they could automatically install invisible email proxy servers on each machine and start spamming through them."

This worm has a built-in expiration date. After January 27th, 2004, the worm will stop spreading. This is based on the local system date of the infected machine, so the worm will continue to propagate from machines which have their date set wrong. This feature is similar to the one seen in the Sobig virus family. Sobig authors used the expiration date to remove outdated versions from the market in order to release new and improved versions of the worm.

Detailed technical description of the worm as well as screenshots are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/bagle.shtml

F-Secure Anti-Virus can detect and stop the Bagle worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com

F-Secure is also releasing a free tool which can be used to remove Bagle from infected systems.

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for today's mobile, wireless enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption, distributed firewall and VPN solutions for workstations, servers, gateways and mobile devices. F-Secure products are uniquely suited for delivery of Security as a Service™ which provides invisible, reliable, always-on, and up-to-date security for the most widely distributed user base. Whether provided by corporate IT or delivered by service providers, F-Secure solutions extend policy-based security and instant alerts to all devices where information is created, stored or accessed. Founded in 1988, F-Secure Corporation is listed on the Helsinki Exchanges [HEX: FSC]. The company is headquartered in Helsinki, Finland with North American head office in San Jose, California, as well as offices worldwide.

Media queries to:

Mikko Hypponen, Director, Anti-Virus Research
F-Secure Corporation
Tel. +358 9 2520 5513
Email: mikko.hypponen@f-secure.com

F-SECURE

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE January 7, 2004

F-Secure expands business in Slovenian data security market

F-Secure Corporation (HEX: FSC), and Medinet d.o.o., one of the leading Internet service providers in Slovenia, today announced that they have started to offer automated managed security services to Medinet's Internet customers. F-Secure is well known security provider in Slovenia. F-Secure has offered its antivirus solutions in Slovenian market already more than 10 years.

Medinet is a privately held company that started offering communication services and Internet access in 1995 under the brand Amis. Medinet has massively invested in expertise of its people and in the latest technology. As a result, "in 2003 Medinet ranks 8 among the fastest growing technology companies in Central Europe", according to Deloitte Touche Tohmatsu, a world known financial association.

"Our mission is to offer complete and reliable communication services to our customers. Individual customers as well as small businesses often lack expertise or time to manage their computer security issues. By offering managed security services we will help our customers to defend against the ever-growing threat of computer viruses. The subscription based model will enable us to offer dependable security at an affordable price", says Blaz Zupan, CTO of Medinet.

Exponential growth of Internet security threats, like new viruses, worms and Trojans as well as external attacks, has dramatically increased the interest in easy-to-use and automatic security solutions. Especially home users and small offices need security, but do not have the time, know-how or the resources to keep their systems up to date and protected. They need automated security that is offered as a service. F-Secure Personal Express, a turnkey solution, provides automated security services that can be combined with the operator's existing service portfolio. The built-in customization and branding support allows the service providers to bring the services into the market under their own brands.

"We have been following closely the development in eastern European countries and partly due to the development of the broadband access service penetration, there has been an strong demand from the residential customers towards security solutions. Medinet is a very active player in the Slovenian market introducing new services in the early stages. F-Secure is pleased to have Medinet as a partner and we are looking forward to further develop the security services together with Medinet", says Kimmo Alkio, COO at F-Secure Corporation.

F-Secure's security solutions as a subscription service are provided by the leading Telco operators and ISPs across Europe: Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Glocalnet in Sweden, Elion Enterprices in Estonia, TDC Cable TV in Denmark, BlueCom in Norway, Czech Telecom in Czech Republic and Elisa Oyj in Finland.

About F-Secure Corporation

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia.

For more information, please contact:

F-Secure Corporation
Mr. Jari Heinonen, Sales Manager
Service Provider Solutions
Hoffmanstraße 7,
81379 München, Germany
Tel. +49 89 787467 42
Email: jari.heinonen@f-secure.com

About Medinet

Medinet is the leading privately held communication provider in Slovenia. Medinet is offering internet access in Slovenia since 1995 and IP telephony since 2001. In a few years Medinet has developed in a complete communication provider offering dial-up, broadband, security and telephony services. The company has managed to achieve an outstanding growth of 1061% in the last 5 years and has spread its business to other countries in region.

For more information please contact:

Mr. Borut Štumberger, project manager
Tržaška 85
2000 Maribor, Slovenija
Tel. +386 2 3206320
Email: borut.stumberger@amis.net
http://www.amis.net